Exhibit 99.1

Polyrizon Reports Successful Safety Study of a Formulation of PL-14 Allergy Blocker in Human Nasal Tissue Model

Raanana, Israel, April 25, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announced today the successful preliminary safety study for a formulation of its PL-14 Allergy Blocker, marking a significant advancement in the product’s development path.

Conducted on fully differentiated human nasal tissue using the MucilAir™ model, the study demonstrated strong local tolerability, a critical benchmark in the product development roadmap.

The study was designed to assess local tolerance and tissue response following a 4-hour application of a formulation of PL-14, a mucoadhesive nasal gel spray formulated to act as a physical barrier against airborne allergens. PL-14 Allergy Blocker is intended to remain in the nasal cavity for approximately 4 hours post-application.

Key safety indicators, including tissue integrity (TEER), cytotoxicity (LDH), cilia beating frequency (CBF), mucociliary clearance (MCC), and inflammatory response (IL-8 secretion), were evaluated in comparison to untreated and vehicle control groups. Tissue viability and function remained consistent with baseline and vehicle controls. No signs of inflammatory activation or functional impairment of nasal epithelial activity were observed under the tested conditions.

“These results represent an important milestone in validating the local safety of a formulation of PL-14 3D polymeric network and provide foundational support for advancing our clinical development,” said Mr. Tomer Izraeli, CEO of Polyrizon. “Our goal is to offer a drug-free, well-tolerated nasal spray that provides daily protection against airborne allergens by forming a stable physical barrier in the nasal cavity.”

This contributes to the company’s broader verification and validation (V&V) program ahead of its planned clinical trials and FDA pre-submission meeting.

The data serve as a key step in Polyrizon’s regulatory strategy and will support its upcoming FDA pre-submission meeting, paving the way for U.S. and European clinical trials expected to begin in late 2025 or early 2026.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses advancing its clinical development and the expected commencement dates of its U.S. and European clinical trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com